Exhibit 99.1

DouYu International Holdings Limited Reports Third Quarter

2025 Unaudited Financial Results

WUHAN, China, Nov. 20, 2025 /PRNewswire/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial Highlights

•	Total net revenues in the third quarter of 2025 were RMB899.1 million (US$126.3 million), compared with RMB1,063.1 million in the same period of 2024.

•	Gross profit in the third quarter of 2025 was RMB116.1 million (US$16.3 million), an increase of 90.9% from RMB60.8 million in the same period of 2024.

•	Income from operations in the third quarter of 2025 was RMB11.9 million (US$1.7 million), compared with a loss from operations of RMB94.2 million in the same period of 2024.

•	Net income in the third quarter of 2025 was RMB11.3 million (US$1.6 million), an increase of 232.8% from RMB3.4 million in the same period of 2024.

•	Adjusted net income (non-GAAP)[1] in the third quarter of 2025 was RMB23.1 million (US$3.3 million), compared with an adjusted net loss (non-GAAP) of RMB39.8 million in the same period of 2024.

Ms. Simin Ren, Co-Chief Executive Officer of DouYu, commented, “In the third quarter of 2025, we refined our strategy amid shifting market dynamics and user demand, placing greater focus on value chain integration and synergy. We further optimized our operational model and strategies to enhance our agility and responsiveness, allowing us to meet the players’ needs and capture business opportunities more effectively. During the quarter, we continued to upgrade our content and products ecosystem by enriching select premium offerings, such as e-sports tournaments, and launching AI-powered bullet comment features that make it easier for our users to enjoy our premium content and engage with our vibrant communities. Meanwhile, our profitability continued to improve, with gross profit and net income both achieving year-over-year growth while income from operations returning to positive territory in the third quarter. In an increasingly complex and fast-changing environment, we are shoring up our foundational strengths and remain committed to delivering long-term value to our users and shareholders.”

Mr. Hao Cao, Vice President of DouYu, commented, “Our third quarter 2025 results demonstrate our ongoing resilience and improving profitability. During the quarter, our income from operations reached RMB11.9 million, and GAAP net income grew 232.8% year over year to RMB11.3 million. In addition, our adjusted net income (non-GAAP) was RMB23.1 million, compared with a loss in the same period last year. By continuing to enhance our content supply and further refining our operating model, we have steadily improved our operational efficiency and optimized costs and expenses. These results reflect our growing sustainable development capabilities. Looking ahead, as the market conditions remain challenging, we will continue to focus on further optimizing our resource allocation, enhancing operational efficiency, and bolstering financial resilience to create long-term value.”

1“Adjusted net income (non-GAAP)” is defined as net income excluding share of loss (income) in equity method investments and impairment losses and fair value adjustments on investments. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Third Quarter 2025 Operational Highlights

•	In the third quarter, average mobile MAUs[2] were 30.5 million, down 27.5% year over year from 42.1 million in the same period of 2024. The decline was mainly due to the lagging effects of our content supply adjustments and cost-structure optimization, which led to lower user engagement and activity.

•	In the third quarter, the number of quarterly average paying users[3] for livestreaming-related business was 2.7 million with a quarterly ARPPU of RMB205. Compared with 2.8 million paying users in the second quarter, the slight sequential decrease in paying users was mainly attributable to reduced consumer spending amid the prevailing macroeconomic environment as well as fewer promotional activities resulting from adjustments in our platform’s operational strategy and seasonal factors during the quarter.

•	In the third quarter, revenues from our voice-based social networking business reached RMB275.9 million. Our average MAUs for the voice-based social networking business for the third quarter were 368,600, with monthly average paying users[4] of 71,700. During the quarter, we focused on optimizing the traffic distribution mechanism and resource allocation efficiency for this business. These efforts enhanced the business's profitability while maintaining a healthy community ecosystem.

Third Quarter 2025 Financial Results

Total net revenues in the third quarter of 2025 were RMB899.1 million (US$126.3 million), compared with RMB1,063.1 million in the same period of 2024.

Livestreaming revenues in the third quarter of 2025 decreased by 30.6% to RMB522.1 million (US$73.3 million) from RMB752.1 million in the same period of 2024. The decrease was primarily due to decreases in both the number of total paying users and average revenue per paying user, as a result of fewer promotional activities in the quarter and continued moderation in the operating environment.

Innovative business, advertising and other revenues (formerly known as advertising and other revenues) in the third quarter of 2025 increased by 21.2% to RMB377.0 million (US$53.0 million) from RMB311.0 million in the same period of 2024.The increase was attributed to higher revenues from our voice-based social networking service, driven by the year-over-year growth of both paying users and ARPPU of the service.

Cost of revenues in the third quarter of 2025 decreased by 21.9% to RMB783.0 million (US$110.0 million) from RMB1,002.3 million in the same period of 2024.

Revenue-sharing fees and content costs in the third quarter of 2025 decreased by 20.7% to RMB689.8 million (US$96.9 million) from RMB869.6 million in the same period of 2024, primarily driven by a significant reduction in content costs as part of our cost optimization efforts, and a decrease in revenue-sharing fees due to lower livestreaming revenues. The decrease was partially offset by increased revenue-sharing fees related to revenue growth in our voice-based social networking service.

2 “MAUs” refers to the number of active mobile users (exclusive of innovative business unless the context otherwise indicates) in a given period. Average mobile MAUs for a given period is calculated by dividing (i) the sum of active mobile users for each month of such period, by (ii) the number of months in such period.

3 “Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

4 “Monthly average paying users” refers to the monthly average number of paying users during a given period of time calculated by dividing (i) the sum of paying users in each month of such period, by (ii) the number of months in such period. “Paying user” refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

Bandwidth costs in the third quarter of 2025 decreased by 34.2 % to RMB47.5 million (US$6.7 million) from RMB72.2 million in the same period of 2024, primarily attributable to our bandwidth allocation advancement and a year-over-year decrease in peak bandwidth usage.

Gross profit in the third quarter of 2025 increased by 90.9% to RMB116.1 million (US$16.3 million) from RMB60.8 million in the same period of 2024, primarily driven by a decline in our content costs and bandwidth costs. Gross margin in the third quarter of 2025 was 12.9%, increasing from 5.7% in the same period of 2024.

Sales and marketing expenses in the third quarter of 2025 decreased by 34.0% to RMB52.3 million (US$7.4 million) from RMB79.3 million in the same period of 2024, primarily attributable to reductions in staff-related expenses.

Research and development expenses in the third quarter of 2025 decreased by 37.8% to RMB26.9 million (US$3.8 million) from RMB43.2 million in the same period of 2024, primarily attributable to a decrease in staff-related expenses.

General and administrative expenses in the third quarter of 2025 decreased by 14.9% to RMB35.3million (US$5.0 million) from RMB41.5 million in the same period of 2024, primarily attributable to reductions in staff-related expenses and professional fees.

Income from operations in the third quarter of 2025 was RMB11.9 million (US$1.7 million), compared with a loss from operations of RMB94.2 million in the same period of 2024.

Net income in the third quarter of 2025 was RMB11.3 million (US$1.6 million), compared with RMB3.4 million in the same period of 2024, representing an improvement of 232.8% year-over-year.

Adjusted net income (non-GAAP), which is calculated as net income excluding share of loss in equity method investments and impairment losses and fair value adjustments on investments, was RMB23.1 million (US$3.3 million) in the third quarter of 2025, compared with an adjusted net loss (non-GAAP) of RMB39.8 million in the same period of 2024.

Basic and diluted net income per ADS5 in the third quarter of 2025 were both RMB0.38 (US$0.05).

Adjusted basic and diluted net income per ADS (non-GAAP) in the third quarter of 2025 were both RMB0.77 (US$0.11).

Cash and cash equivalents, restricted cash and bank deposits

As of September 30, 2025, the Company had cash and cash equivalents, restricted cash, restricted cash in other non-current assets, and short-term and long-term bank deposits of RMB2,221.6 million (US$312.1 million), compared with RMB4,467.8 million as of December 31, 2024. The decrease was primarily due to a special cash dividend distribution of US$300 million in February 2025.

5 Each ADS represents one ordinary share for the relevant period and calendar year.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic content, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through the integration of livestreaming, video, graphics, and virtual communities with a primary focus on games. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com.

Use of Non-GAAP Financial Measures

Adjusted net (loss) income is calculated as net income (loss) adjusted for share of loss (income) in equity method investments and impairment losses and fair value adjustments on investments. Adjusted net (loss) income attributable to DouYu is calculated as net income (loss) attributable to DouYu adjusted for share of loss (income) in equity method investments and impairment losses and fair value adjustments on investments. Adjusted basic and diluted net (loss) income per ordinary share is non-GAAP net (loss) income attributable to ordinary shareholders divided by the weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net (loss) income per ordinary share. The Company adjusted the impact of (i) share of loss (income) in equity method investments, and (ii) impairment losses and fair value adjustments on investments to understand and evaluate the Company's core operating performance. The non-GAAP financial measures are presented to enhance investors' overall understanding of the Company's financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1190 to US$1.00, the noon buying rate in effect on September 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized, or settled in U.S. dollars, at that rate on September 30, 2025, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-

looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies and plans; general market conditions, in particular, the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Chenyang Yan DouYu International Holdings Limited Email: ir@douyu.tv Tel: +86 (10) 6508-0677	Andrea Guo Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +1-212-481-2050

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of September 30
	2024	2025	2025
	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	1,017,148	1,551,938	217,999
Restricted cash	83	163	23
Short-term bank deposits	3,070,374	547,296	76,878
Accounts receivable, net	49,057	60,376	8,481
Prepayments	26,885	18,871	2,651
Amounts due from related parties	74,175	85,193	11,967
Other current assets, net	231,354	225,761	31,712
Total current assets	4,469,076	2,489,598	349,711

Property and equipment, net	7,093	5,251	738
Intangible assets, net	60,917	40,121	5,636
Long-term bank deposits	360,000	100,000	14,047
Investments	456,815	396,728	55,728
Right-of-use assets, net	15,816	10,348	1,454
Other non-current assets	76,616	64,371	9,042
Total non-current assets	977,257	616,819	86,645
TOTAL ASSETS	5,446,333	3,106,417	436,356

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	498,667	510,475	71,706
Advances from customers	4,444	3,102	436
Deferred revenue	252,346	242,749	34,099
Accrued expenses and other current liabilities	242,517	191,220	26,861
Amounts due to related parties	222,589	145,149	20,389
Lease liabilities due within one year	11,458	7,796	1,095
Total current liabilities	1,232,021	1,100,491	154,586

Non-current liabilities:
Lease liabilities	4,223	1,954	274
Total non-current liabilities	4,223	1,954	274
TOTAL LIABILITIES	1,236,244	1,102,445	154,860

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1190 to US$1.00, the noon buying rate in effect on Sep 30, 2025, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of September 30
	2024	2025	2025
	RMB	RMB	US$ (1)
SHAREHOLDERS' EQUITY
Ordinary shares	20	20	3
Additional paid-in capital	7,514,498	5,363,717	753,437
Accumulated deficit	(3,791,817)	(3,822,271)	(536,911)
Accumulated other comprehensive income	487,388	462,506	64,967
Total DouYu Shareholders’ Equity	4,210,089	2,003,972	281,496
Total Shareholders’ Equity	4,210,089	2,003,972	281,496
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,446,333	3,106,417	436,356

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1190 to US$1.00, the noon buying rate in effect on Sep 30, 2025, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Nine Months Ended
	Sep 30, 2024	Jun 30, 2025	Sep 30, 2025	Sep 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2025
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Net revenues	1,063,101	1,053,915	899,111	126,297	3,134,826	2,900,077	407,371
Cost of revenues	(1,002,282)	(911,975)	(783,022)	(109,990)	(2,880,784)	(2,528,541)	(355,182)
Gross profit	60,819	141,940	116,089	16,307	254,042	371,536	52,189
Operating expenses
Sales and marketing expenses	(79,260)	(61,585)	(52,331)	(7,351)	(231,793)	(186,845)	(26,246)
General and administrative expenses	(41,462)	(39,816)	(35,274)	(4,955)	(132,754)	(110,877)	(15,575)
Research and development expenses	(43,243)	(27,611)	(26,888)	(3,777)	(147,526)	(87,248)	(12,256)
Other operating income (expenses), net	8,964	1,318	10,334	1,452	(122,655)	13,468	1,892
Total operating expenses	(155,001)	(127,694)	(104,159)	(14,631)	(634,728)	(371,502)	(52,185)
(Loss) income from operations	(94,182)	14,246	11,930	1,676	(380,686)	34	4
Other income (expenses), net	44,242	9,463	(10,124)	(1,422)	43,299	(59,215)	(8,318)
Interest Income	60,840	19,200	18,105	2,543	217,906	47,446	6,665
Foreign exchange (expenses) income	(70)	(17)	(232)	(33)	688	9	1
Income (loss) before income taxes and share of loss in equity method investments	10,830	42,892	19,679	2,764	(118,793)	(11,726)	(1,648)
Income tax expense	(6,432)	(8,151)	(6,662)	(936)	(8,943)	(19,946)	(2,802)
Share of (loss) income in equity method investments	(994)	3,088	(1,688)	(237)	(5,982)	1,218	171
Net income (loss)	3,404	37,829	11,329	1,591	(133,718)	(30,454)	(4,279)
Net income (loss) attributable to ordinary shareholders of the Company	3,404	37,829	11,329	1,591	(133,718)	(30,454)	(4,279)
Net income (loss) per ordinary share
Basic	0.11	1.25	0.38	0.05	(4.31)	(1.01)	(0.14)
Diluted	0.11	1.25	0.38	0.05	(4.31)	(1.01)	(0.14)
Net income (loss) per ADS(2)
Basic	0.11	1.25	0.38	0.05	(4.31)	(1.01)	(0.14)
Diluted	0.11	1.25	0.38	0.05	(4.31)	(1.01)	(0.14)
Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share
Basic	30,228,317	30,178,859	30,178,859	30,178,859	31,051,664	30,178,859	30,178,859
Diluted	30,228,317	30,178,859	30,178,859	30,178,859	31,051,664	30,178,859	30,178,859
Weighted average number of ADS used in calculating net income (loss) per ADS
Basic	30,228,317	30,178,859	30,178,859	30,178,859	31,051,664	30,178,859	30,178,859
Diluted	30,228,317	30,178,859	30,178,859	30,178,859	31,051,664	30,178,859	30,178,859

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1190 to US$1.00, the noon buying rate in effect on Sep 30, 2025, in the H.10 statistical release of the Federal Reserve Board.

(2) Every one ADS represents one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Nine Months Ended
	Sep 30, 2024	Jun 30, 2025	Sep 30, 2025	Sep 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2025
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
(Loss) income from operations	(94,182)	14,246	11,930	1,676	(380,686)	34	4
Adjusted Operating (loss) income (non-GAAP)	(94,182)	14,246	11,930	1,676	(380,686)	34	4

Net income (loss)	3,404	37,829	11,329	1,591	(133,718)	(30,454)	(4,279)
Add/(Reversal of):
Share of loss (income) in equity method investments	994	(3,088)	1,688	237	5,982	(1,218)	(171)
Impairment losses and fair value adjustments on investments(2)	(44,242)	(9,463)	10,124	1,422	(43,299)	59,215	8,318
Adjusted net (loss) income (non-GAAP)	(39,844)	25,278	23,141	3,250	(171,035)	27,543	3,868

Net income (loss) attributable to DouYu	3,404	37,829	11,329	1,591	(133,718)	(30,454)	(4,279)
Add/(Reversal of):
Share of loss (income) in equity method investments	994	(3,088)	1,688	237	5,982	(1,218)	(171)
Impairment losses and fair value adjustments on investments	(44,242)	(9,463)	10,124	1,422	(43,299)	59,215	8,318
Adjusted net (loss) income attributable to DouYu	(39,844)	25,278	23,141	3,250	(171,035)	27,543	3,868

Adjusted net (loss) income per ordinary share (non-GAAP)
Basic	(1.32)	0.84	0.77	0.11	(5.51)	0.91	0.13
Diluted	(1.32)	0.84	0.77	0.11	(5.51)	0.91	0.13

Adjusted net (loss) income per ADS(3) (non-GAAP)
Basic	(1.32)	0.84	0.77	0.11	(5.51)	0.91	0.13
Diluted	(1.32)	0.84	0.77	0.11	(5.51)	0.91	0.13

Weighted average number of ordinary shares used in calculating Adjusted net (loss) income per ordinary share
Basic	30,228,317	30,178,859	30,178,859	30,178,859	31,051,664	30,178,859	30,178,859
Diluted	30,228,317	30,178,859	30,178,859	30,178,859	31,051,664	30,178,859	30,178,859

Weighted average number of ADS used in calculating net (loss) income per ADS(2)
Basic	30,228,317	30,178,859	30,178,859	30,178,859	31,051,664	30,178,859	30,178,859
Diluted	30,228,317	30,178,859	30,178,859	30,178,859	31,051,664	30,178,859	30,178,859

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1190 to US$1.00, the noon buying rate in effect on Sep 30, 2025, in the H.10 statistical release of the Federal Reserve Board.

(2) Impairment losses and fair value adjustments on investments was included in line item "Other income (expenses), net" of condensed consolidated statements of income (loss).

(3) Every one ADS represents one ordinary share.